UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-11530

Taubman Centers, Inc.
(Exact name of registrant as specified in its charter)

200 East Long Lake Road Suite 300, P.O. Box 200 Bloomfield Hills, Michigan 48303-0200
(248) 258-6800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.3% Series A Cumulative Redeemable Preferred Stock, $0.01 Par Value
(Title of each class of securities covered by this Form)

Common Stock, $0.01 par value; 8% Series G Cumulative Redeemable Preferred Stock, no par value; 7.625% Series H Cumulative Redeemable Preferred Stock, no par value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Taubman Centers, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 29, 2007	/s/ Lisa A. Payne
Lisa A. Payne Vice Chairman, Chief Financial Officer, and Director